Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Years Ended December 31,
	2013	2012	2011	2010	2009
Earnings:	($ in millions)
Income from continuing operations before taxes(1)	$250.0	$225.2	$379.4	$76.9	$209.9
Add (deduct):
Earnings of non-consolidated affiliates	(2.8)	(3.0)	(9.6)	(29.9)	(37.7)
Distributions from affiliated companies	1.5	1.3	1.4	2.0	3.5
Capitalized interest	(1.1)	(7.4)	(1.2)	(0.9)	(9.7)
Fixed charges as described below	62.0	54.0	49.5	43.4	36.4
Total	$309.6	$270.1	$419.5	$91.5	$202.4

Fixed charges:
Interest expensed and capitalized	$39.7	$33.8	$31.6	$26.3	$21.3
Estimated interest factor in rent expense(2)	22.3	20.2	17.9	17.1	15.1
Total	$62.0	$54.0	$49.5	$43.4	$36.4

Ratio of earnings to fixed charges	5.0	5.0	8.5	2.1	5.6

(1)
The income from continuing operations before taxes for the year ended December 31, 2011 included a pretax gain of $181.4 million as a result of remeasuring our previously held 50% equity interest in SunBelt.

(2)	Amounts represent those portions of rent expense that are reasonable approximations of interest costs.